Exhibit 99.1

MEDIA CONTACT:	INVESTOR CONTACTS:
Bob Purcell Ph: 866 964 8256 Paul McSharry Ph: 353 1 663 3600	Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444

Eliseo O. Salinas, MD, MSc Joins Elan as Executive Vice President
and Chief Medical Officer

DUBLIN, July 6, 2010 – Elan Corporation, plc (NYSE: ELN) today announced that Eliseo Oreste Salinas, MD, MSc, has joined the company as Executive Vice President and Chief Medical Officer effective immediately, with responsibility for leading the company's global development, clinical and medical initiatives.  Dr. Salinas will be based at Elan’s South San Francisco campus, will be a member of the company’s executive leadership team, and will report to Elan President Carlos Paya, MD, PhD.  As the company’s Chief Medical Officer, he will also retain specific accountabilities to Elan CEO Kelly Martin relating to patient safety.

Commenting on Dr. Salinas’ 20 years of experience in the industry, Lars Ekman, MD, PhD, member of the Elan Board of Directors and chair of the Science and Technology Committee said, "During his career, Dr. Salinas has overseen 8 successful New Drug Applications (NDAs), 7 approved Supplemental NDAs, and 4 approved European submissions.  He has a proven track record in the US and internationally and the leadership capability to advance Elan’s robust biotechnology pipeline and clinical portfolio through development toward those with unmet medical needs.”

Elan CEO Kelly Martin noted that the company's hiring of Dr. Salinas reflects Elan's highest priority:  to become a world-class leader in novel therapeutics for patients who are afflicted with serious neurodegenerative diseases.  “To do so successfully, we need significant expertise in clinical, regulatory and leadership development, along with a deep knowledge of CNS (central nervous system) science.  Dr. Salinas brings demonstrated strengths in all these areas.”

Dr. Paya added, “During his career, Dr. Salinas has provided scientific oversight in therapeutic areas including CNS, Alzheimer’s disease, multiple sclerosis, Parkinson’s disease, autoimmune and other diseases, overseeing clinical trials in Eastern and Western Europe and North and South America.  His expertise in regulatory interactions includes the FDA, the European Medicines Agency and authorities in Japan, Australia, North and South America.  His experience and strategic perspective precisely meet Elan’s needs today and moving forward.”

Dr. Salinas joins the company from Adolor Corporation, where he was Senior Vice President of Research and Development and Chief Medical Officer, responsible for 90 scientists and clinicians in discovery, clinical research and development, pharmacovigilance, regulatory affairs and medical affairs.  Previously, he served at Shire, Inc., as Chief Scientific Officer and Executive Vice President of Global Pharmaceutical Research and Development, where he managed R&D strategy and more than 400 employees, achieving six major drug submissions in four years.  Dr. Salinas spent 11 years at Wyeth-Ayerst in progressive leadership positions including Head of Worldwide CNS, and as such is very familiar with Elan’s discovery role and progress in Alzheimer’s immunotherapy.  He also served as International Project Leader, CNS at Synthelabo.

He is a member of the Society for Neuroscience, the American College of Neuropsychopharmacology, the American Academy of Pharmaceutical Physicians & Investigators, the American Society for Experimental NeuroTherapeutics and other professional and academic organizations; and, he has published and presented extensively in academic journals and forums.  Educated in Argentina and France, Dr. Salinas practiced and served as a lecturer in clinical psychiatry in Paris.

Elan’s Chief Medical Officer and Head of Development, Menghis Bairu, MD, will resume his primary responsibility as Executive Vice President and General Manager of Tysabri, overseeing this critical part of Elan’s portfolio and leading integration of medical affairs, commercial, regulatory, global markets, clinical and safety assessment, life cycle and phase IV investments, as well as partnering with Biogen Idec to maximize the potential of this therapy for the benefit of patients globally.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Source: Elan Corporation, plc

###